Filed by Placer Sierra Bancshares

(Commission File Number 000-50652)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities and Exchange Act of 1934, as amended

Subject Company: Placer Sierra Bancshares

(Commission File Number 000-5065)

[PLSB Letterhead]

February 22, 2007

Dear Shareholder:

Earlier this month we announced that Placer Sierra Bancshares (NASDAQ: PLSB) entered into a definitive agreement to be acquired by Wells Fargo & Company (NYSE: WFC).

Attached is a copy of the joint press release issued by both companies regarding the announcement.

Contained within the press release is a discussion of the number of shares of WFC common stock that PLSB shareholders will receive for each share of PLSB common stock owned at the close of the acquisition of PLSB by WFC.

We would like to remind our current shareholders who were previously Southwest Community Bancorp (“Southwest”) shareholders that they received 1 share of PLSB common stock for each 1.58 shares of Southwest Community Bancorp common stock held at the date of the acquisition by PLSB on June 9, 2006. We would like to also remind our former Southwest shareholders that in tracking their ownership of Southwest common stock, since the origination capitalization of Southwest in December of 1997, there were four stock splits and one common stock dividend that would impact the number of shares of PLSB common stock you might currently own. Below is a description of stock splits, share dividends and the exchange for PLSB shares for each share(s) of Southwest common stock since formation of Southwest in December of 1997:

Purpose of Transaction	Date of Transaction	Ending Shares	Starting Shares
Southwest Share Split	November 19, 1999	3	2
Southwest Share Split	March 15, 2002	5	4
Southwest Share Split	May 14, 2003	2	1
Southwest Share Split	May 20, 2004	3	2
Southwest Share Dividend	May 19, 2005	5%	1
PLSB Shares for Southwest Shares	June 9, 2006	1	1.58

PLSB Shareholders

February 22, 2007

Please do not hesitate to contact David Hooston, Chief Financial Officer, or myself at the numbers indicated in the press release should you have any questions.

Sincerely,

/s/ Frank J. Mercardante

Frank J. Mercardante

Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This letter contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve inherent risks and uncertainties, including, but not limited to, statements relating to the effect of the proposed merger between WFC and PLSB. All statements other than statements of historical fact are forward looking statements. These forward looking statements relate to, among other things, PLSB’s expectations regarding future operating results, including strategic initiatives and their anticipated consequences, and growth in loans and deposits. PLSB cautions readers that a number of important factors could cause actual results to differ materially from those in such forward-looking statements. Risks and uncertainties include, but are not limited to: governmental approvals for the acquisition of PLSB by WFC may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the proposed merger with WFC; our shareholders may fail to provide the required approvals to consummate the merger; factors may occur which result in a condition to the acquisition of PLSB and WFC not being satisfied; growth may be inhibited if PLSB cannot attract deposits, including low-cost deposits; revenues are lower than expected or expenses are higher than expected; competitive pressure among depository institutions increases significantly; the cost of additional capital is more than expected; changes in the interest rate environment reduces interest margins; general economic conditions, either nationally or in the market areas in which PLSB does business, are less favorable than expected; changes that may occur in the securities markets; PLSB may suffer an interruption of services from third-party service providers that could adversely affect PLSB’s business; the Company may not be able to maintain an effective system of internal and disclosure controls; estimated cost savings from the merger with Southwest Community Bancorp (Southwest) cannot be fully realized within the expected time frame; revenues following the merger are lower than expected; potential or actual litigation occurs; costs or difficulties related to the integration of the businesses of PLSB and Southwest are more than expected; or legislation or changes in regulatory requirements adversely affect the businesses in which PLSB is engaged. Additional factors that could cause PLSB’s financial results to differ materially from those described in the forward looking statements can be found in PLSB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (under the heading “Risk Factors”), Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the SEC. PSLB undertakes no obligation, and specifically disclaims any obligation, to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made, except as required by law.

PLSB Shareholders

February 22, 2007

ADDITIONAL INFORMATION

WFC intends to file a registration statement with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, which will contain a proxy statement-prospectus with respect to the merger and the parties also will file other relevant materials with the SEC. Shareholders of PLSB and other investors are urged to read the registration statement and proxy statement-prospectus, as well as any amendments or supplements to the registration statement or proxy statement-prospectus, because those documents will contain important information. Upon filing with the SEC, the registration statement and proxy statement-prospectus will be available free on the SEC’s website (http://www.sec.gov). WFC and PLSB will provide, without charge, copies of the proxy statement-prospectus, and any SEC filings incorporated by reference into the proxy statement-prospectus, upon request as follows:

Wells Fargo & Company, Attention Corporate Secretary, MAC N9305-173, Sixth and Marquette, Minneapolis, Minnesota 55479, (612) 667-8655.

Placer Sierra Bancshares, Attention Angelee Harris, General Counsel, 525 J Street, Sacramento, California 95814, (916) 554-4750.

WFC and PLSB and their directors and executive officers may be deemed to be participants in the solicitation of proxies from PLSB shareholders in connection with the proposed merger. Information about WFC’s directors and executive officers and their ownership of WFC common stock is in WFC’s definitive proxy statement on Schedule 14A for WFC’s 2006 annual meeting of stockholders, filed with the SEC on March 17, 2006. Information about PLSB’s directors and executive officers and their ownership of PLSB common stock is in the joint proxy statement/prospectus for PLSB’s annual meeting of shareholders, dated April 21, 2006 and filed with the SEC on April 25, 2006. The proxy statement-prospectus for the proposed transaction between WFC and PLSB will provide additional information about participants in the solicitation of proxies from PLSB shareholders.

News Release

Corporate Communications

MEDIA		INVESTORS
Janis Smith	Frank Mercardante	Bob Strickland	David E. Hooston
Wells Fargo	Place Sierra Bancshares	Wells Fargo	Placer Sierra Bancshares
(415) 396-7711	(916) 554-4750	(415) 396-0523	(916) 554-4750

PLACER SIERRA BANCSHARES AGREES

TO JOIN WELLS FARGO

SACRAMENTO, Calif., January 9, 2007 – Wells Fargo & Company (NYSE: WFC) and Placer Sierra Bancshares (NASDAQ: PLSB) said today they have signed a definitive agreement for Wells Fargo to acquire Placer Sierra Bancshares (Placer Sierra) in a stock-for-stock merger. The transaction, pending approvals from regulators and Placer Sierra shareholders, is expected to be completed by mid-year 2007.

“We’re thrilled to be able to become part of one of America’s most admired financial services companies and one that shares our commitment to placing customers and communities at the center of everything we do,” said Frank Mercardante, CEO of Placer Sierra.

“By becoming a part of Wells Fargo, we’ll be able to offer our customers not only the same personal, hometown service they’ve come to expect from us, but also a much broader array of products and services and the convenience of being able to do their banking from almost 3,200

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banking locations in 23 states and free use of 6,600 ATMs,” said Randall E. Reynoso, president and COO of Placer Sierra.

“Placer Sierra Bancshares is an outstanding community bank known for genuine customer care and for cultivating deep personal relationships with its customers,” said Felix Fernandez, regional president for Wells Fargo community banking in Northern California. “Together, we want to fulfill our vision of satisfying all of our customers’ financial needs and help them succeed financially. Wells Fargo is a company that relies on local decision-making on behalf of our customers and communities. We look forward to partnering with Placer Sierra to be the premier provider of financial services in every community in which we do business.”

Under terms of the agreement, Placer Sierra’s shareholders will receive shares of Wells Fargo common stock for their shares of Placer Sierra common stock. The exchange ratio (number of Wells Fargo shares to be exchanged for each Placer Sierra share) will be based on a Wells Fargo measurement price defined as the volume-weighted average of the daily volume-weighted average price of a share of Wells Fargo common stock for each of the 20 consecutive trading days ending on the fifth trading day immediately before the closing date of the transaction.

If the Wells Fargo measurement price is between $32.5783 and $39.8179, the exchange ratio will be determined by dividing $28 by the measurement price. If the Wells Fargo measurement price is equal to or less than $32.5783, then the exchange ratio will be 0.8595. If the Wells Fargo

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measurement price is equal to or more than $39.8179, then the exchange ratio will be 0.7032. Assuming a Wells Fargo measurement price between $32.5783 and $39.8179, the total value of the transaction would be approximately $645 million, based on Placer Sierra’s shares on a fully diluted basis.

Placer Sierra Bancshares is a Northern California-based bank holding company for Placer Sierra Bank, with assets of $2.6 billion and more than 650 employees serving consumers and small- and medium-sized businesses from 50 locations throughout California as of December 31, 2006. The bank has 32 branches in eight counties of Northern California (Placer, Sacramento, El Dorado, Sierra, Nevada, Amador, San Joaquin and Calaveras) and 18 locations in Southern California.

Wells Fargo & Company is a diversified financial services company with $483 billion in assets, providing banking, insurance, investments, mortgage and consumer finance to more than 23 million customers from more than 6,100 stores and the internet (wellsfargo.com) across North America and elsewhere internationally. Wells Fargo Bank, N.A. has the highest possible credit rating, “Aaa,” from Moody’s Investors Service and the highest credit rating given to a U.S. bank, “AA+,” from Standard & Poor’s Ratings Services.

FORWARD-LOOKING STATEMENTS

This news release has forward-looking statements about the proposed transaction between Wells Fargo and Placer Sierra. There are several factors – many beyond Wells Fargo’s and Placer Sierra’s control – that could cause actual results to differ significantly from expectations described in the forward-looking statements. For a discussion of some of these factors, refer to Wells Fargo’s and Placer Sierra’s reports filed with the SEC. The transaction is subject to regulatory approval, and Wells Fargo and Placer Sierra cannot be certain when or if or on what terms and conditions required regulatory approvals will be granted. Divestitures may be required as a condition to receiving regulatory approval. This news release does not constitute an offer of any securities for sale.

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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Wells Fargo intends to file a registration statement with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, which will contain a proxy statement-prospectus with respect to the merger and the parties also will file other relevant materials with the SEC. Shareholders of Placer Sierra and other investors are urged to read the registration statement and proxy statement-prospectus, as well as any amendments or supplements to the registration statement or proxy statement-prospectus, because those documents will contain important information. Upon filing with the SEC, the registration statement and proxy statement-prospectus will be available free on the SEC’s website (http://www.sec.gov). Wells Fargo and Placer Sierra will provide, without charge, copies of the proxy statement-prospectus, and any SEC filings incorporated by reference into the proxy statement-prospectus, upon request as follows:

Wells Fargo & Company, Attention Corporate Secretary, MAC N9305-173, Sixth and Marquette, Minneapolis, Minnesota 55479, (612) 667-8655.

Placer Sierra Bancshares, Attention Angelee Harris, Corporate Counsel, 525 J Street, Sacramento, California 95814, (916) 554-4822.

Wells Fargo and Placer Sierra and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Placer Sierra shareholders with the proposed transaction. Information about Wells Fargo’s directors and executive officers and their ownership of Wells Fargo common stock is in Wells Fargo’s definitive proxy statement on Schedule 14A for Wells Fargo’s 2006 annual meeting of stockholders, filed with the SEC on March 17, 2006. Information about Placer Sierra’s directors and executive officers and their ownership of Placer Sierra common stock is in the joint proxy statement/prospectus for Placer Sierra’s 2006 annual meeting of shareholders, dated April 21, 2006 and filed with the SEC on April 25, 2006. The proxy statement-prospectus for the proposed transaction between Wells Fargo and Placer Sierra will provide additional information about participants in the solicitation of proxies from Placer Sierra shareholders.

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